Metalla Provides Update of New Discovery on the Santa Gertrudis Gold Property

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Nov.13, 2018 /CNW/ - British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to provide an update on its recently acquired 2% net smelter return ("NSR") royalty covering the Santa Gertrudis gold property owned by Agnico Eagle Mines Limited. ("Agnico"; NYSE: AEM), as disclosed by Agnico by way of a news release on October 24, 2018 (the "Agnico Eagle Disclosure").

Brett Heath, President and Chief Executive Officer of Metalla commented, "We are very encouraged by the exploration success at Santa Gertrudis and the new discovery of the high-grade Centauro Zone. We eagerly await the results of the remainder of Agnico's 2018 drill program that will be focused on mineral resource expansion and exploring new target areas. In addition, Agnico expects to release an initial mineral resource estimate in mid-February 2019."

SANTA GERTRUDIS – DRILLING OF THE NORTH AND SOUTH DEPOSITS CONFIRMS HISTORIC MINERAL RESOURCES WITH POTENTIAL FOR EXPANSION; AND THE DISCOVERY OF A HIGHER-GRADE ZONE

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017. The 42,000-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico. The property was the site of historic heap leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000, and includes substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources and buildings.

Three favourable geological trends with a potential strike length of 18 kilometres have been identified on the property with limited drilling between deposits. In addition, the previous owner reported high-grade mineralization along northeast-trending structures.

Drill results for the Santa Gertrudis project were last reported in the Agnico's news release dated July 25, 2018. This news release presents the drill results at the project in the third quarter of 2018 using portable and skid-mounted drill rigs, with the purpose of confirming and extending the historic mineral resources (estimated by previous owners) and exploring new concepts.

In the third quarter of 2018, 13,120 metres were drilled in 89 holes mainly in the Becerros, Toro, Escondida, Viviana and Trinidad zones. The third quarter drilling almost completes 2018's program to validate and confirm the most recent historical mineral resource estimates. The 2018 exploration program at the project consists of 28,000 metres at a budget of $7.2 million. Drilling is now focused on mineral resource expansion and exploring new target areas.

Selected recent drill results from the Santa Gertrudis project are set out in the table below, and drill hole coordinates are set out in a table in the Appendix of the October 24, 2018 news release. Drill collars are also shown on the Santa Gertrudis Project Local Geology Map. All intercepts reported for the Santa Gertrudis project show uncapped gold grades over an estimated true width and depth of midpoint below surface (metres), based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

SELECTED RECENT EXPLORATION DRILL RESULTS FROM THE SANTA GERTRUDIS PROJECT

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
SGE18-067	Centauro	41.0	45.0	43	4.0	7.0
SGE18-068	Becerros	180.0	191.0	137	11.0	1.8
and	Becerros	197.0	200.0	151	3.0	2.2
SGE18-072	Toro	123.0	145.0	134	18.0	2.2
SGE18-076	Toro	96.0	100.0	98	4.0	1.1
and	Toro	140.9	152.7	145	11.8	3.3
SGE18-082	Toro	88.0	104.6	95	16.6	1.5
SGE18-087	Escondida	20.0	37.0	26	12.5	1.8
SGE18-089	Trinidad	103.0	110.0	30	7.0	2.8
and	Trinidad	123.0	133.0	38	10.0	10.5
including		125.6	129.0	37	3.4	19.5
SGE18-098	Viviana	80.0	99.0	89	8.9	4.8
SGE18-102	Viviana	49.0	52.0	51	3.0	3.0
and	Viviana	96.6	102.0	99	5.4	0.7

*No capping factor was used for these composites. The cut-off grade for these intervals is 0.3 g/t gold. Recent assay results from the Becerros, Toro, Escondida, Viviana and Trinidad zones have confirmed mineralization and the potential for extensions in these areas, as well as the continuity of structurally-controlled feeders.

Exploration drilling in the third quarter of 2018 has discovered the high-grade structurally controlled Centauro Zone, where hole SGE18-067 intersected 7.0 g/t gold over 4.0 metres at 43 metres depth. Centauro aligns well with, and may represent a projection of, the Camello area (part of Becerros Zone) 300 metres to the west. Centauro potentially also lies at the intersection of the Corral and Toro trends.

In the Becerros Zone, located approximately 1,000 metres southwest of the Centauro Zone, hole SGE18-068 intersected two intervals that are part of the same mineralized corridor: 1.8 g/t gold over 11.0 metres at 137 metres depth and 2.2 g/t gold over 3.0 metres at 151 metres depth. The main mineralized corridor that forms the Becerros deposit can now be traced over 1,500 metres strike length.

Four recent infill drill holes intersected the Toro Zone along a strike length of 1,660 metres, showing good correlation with historic drill results. The recent Toro intercepts include hole SGE18-072 that intersected 2.2 g/t gold over 18.0 metres at 134 metres depth. Sixteen hundred metres to the southwest, hole SGE18-076 had two intercepts in Toro: 1.1 g/t gold over 4.0 metres at 98 metres depth and 3.3 g/t gold over 11.8 metres at 145 metres depth. The Toro Zone is located 1,400 metres northwest of the Becerros Zone.

The Escondida Zone is in the northern portion of the project, 2,800 metres northeast of the Toro Zone. Recent drilling has confirmed the grades and widths of mineralization within the historic mineral resource area, such as hole SGE18-087 that twinned a historic hole, intersecting 1.8 g/t gold over 12.5 metres at 26 metres depth.

Seventeen hundred metres northwest of Toro is the Viviana Zone, where hole SGE18-098 intersected 4.8 g/t gold over 8.9 metres at 89 metres depth. Approximately 34 metres to its southeast, hole SGE18-102 intersected two mineralized intervals: 3.0 g/t gold over 3.0 metres at 51 metres depth and 0.7 g/t gold over 5.4 metres at 99 metres depth. Both exploration holes were drilled near the historic Viviana open pit.

At the Trinidad Zone, which is located 2,200 metres north-northeast of the Viviana Zone, recent drill results correlate well with historic drill holes in the area. Hole SGE18-089 intersected two mineralized intervals: 2.8 g/t gold over 7.0 metres at 30 metres depth (beneath a former open pit mine) and 10.5 g/t gold over 10.0 metres at 38 metres depth (including 19.5 g/t gold over 3.4 metres). Additional follow-up drilling in this area in 2018 will aim to expand the historic mineral resources.

An additional 5,800 metres of drilling is planned for the rest of 2018. Agnico expects to report its initial mineral resource estimate for Santa Gertrudis in mid-February 2019.

GARRISON ROYALTY

As of September 30, 2018, Osisko Mining, the owner of the Garrison Property continues with the data migration and reinterpretation of the geological plans for the Garrcon, Jonpol and 903 zones. An additional 90,000 metres of drilling since the previous technical report was published in 2014 has been completed at the Garrison Property. Osisko is in the process of updating the resource model with an updated resource estimate expected in January 2019.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

"Brett Heath"

President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Technical and third-party information

The disclosure herein and relating to the Santa Gertrudis project is based on information publicly disclosed by Agnico Eagle and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by the Company. Specifically, as a royalty holder, the Company has limited, if any, access to the Santa Gertrudis project. The Company is dependent on, (i) Agnico Eagle Mines Limited and their qualified persons to provide information to the Company, or (ii) on publicly available information to prepare disclosure pertaining to the Santa Gertrudis project and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company's royalty interest. The Company's royalty interest may cover lessthan 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Any financial outlook or future-oriented financial information in this news release, as defined by applicable securities laws, has been approved by management of Metalla as of the date of this news release. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such outlook or information should not be used for purposes other than for which it is disclosed in this news release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, future development or production decision at Santa Gertrudis, statements about possible royalty payments under the Santa Gertrudis NSR and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Contact Information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 07:00e 13-NOV-18